Cytosorbents Corporation

7 Deer Park Drive, Suite K

Monmouth Junction, New Jersey 08852

January 27, 2014

VIA EDGAR

Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cytosorbents Corporation

Registration Statement on Form S-1

Filed December 23, 2013

File No. 333-193053

Dear Mr. Mancuso:

We are in receipt of your comment letter dated January 16, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Fee Table

1.	Please revise your fee table to indicate the appropriate registration fee for each security that you are registering for sale. Refer to the Note to the Calculation of Registration Fee section on Form S-1. Ensure that your revised table also (1) reflects the offering of units and (2) makes clear how it reflects the securities that can be sold through exercise of the over-allotment option.

RESPONSE:	We have revised the fee table to indicate the Units that are being sold in this offering and that the Units consist of 1 share of common stock and 1 warrant to purchase .5 shares of common stock. We also note that the Unit is separable and will be separately transferable immediately upon issuance.

Registration Statement Fee Table

2.	Please provide an indication of where you will disclose the fixed offering net price, net proceeds and other information required by Regulation S-K Item 501(b)(3) on a per unit and total basis as required by that Item.

RESPONSE:	The fixed offering net price and net proceeds of sale will be disclosed in the first paragraph of the prospectus cover page. All other information required by Regulation S-K Item 501(b)(3) will also be disclosed on the prospectus cover page.

3.	We see that your offering will be conducted on a best efforts, no minimum basis with no arrangements for funds to be placed in an escrow, trust or similar account. Please revise your prospectus cover page to describe the effect on investors given these arrangements. For example, please disclose that you may complete the offering even if only a small portion of the total offering is raised and that amount may be substantially less than the total maximum offering amount. Please also disclose what may happen to investor funds not placed in escrow pending closing with respect to that investor if you are voluntarily or involuntarily placed into bankruptcy or receivership prior to that closing. Also add risk factors as appropriate.

RESPONSE:        We have revised the prospectus cover page to state that this offering is being done on a best-efforts basis and there will be no minimum amount necessary to be raised and that the offering may close even if only a small portion of the total offering is raised which may be substantially less than the total maximum offering amount. We also disclose that if funds go to the Company and they are voluntarily or involuntarily placed into bankruptcy or receivership the funds may be property of the estate and not recoverable by the investor.

4.	With a view toward clarified disclosure, please tell us how an over-allotment could be created in a best-efforts offering. Also tell us whether and how syndicate short positions would be created in this offering and how the short positions would be closed.

RESPONSE:	This offering is being done on a best-efforts basis for the sale of common stock and warrants. The placement agent is placing the securities upon closing and there will not be an over-allotment in this offering. All references to over-allotment in the Registration Statement have been removed. Accordingly, I do not think any syndicate short positions would be created in this offering.

5.	Please reconcile your prospectus cover disclosure regarding the composition of the Units with the disclosure at the bottom of page 68 that you might sell units that exclude warrants. In this regard, please ensure that your fee table registers the total amount of each type of unit that you are offering. Also, given that you appear to be ineligible to file a registration statement for an unallocated shelf offering, please clarify in an appropriate section of your document how you determined the number of each type of unit to offer.

RESPONSE:	We have reconciled our disclosure by removing any reference to excluding warrants in the offerings. All sales will be of units consisting of 1 share of common stock and 1 warrant to purchase .5 shares of common stock. We are not eligible to file an unallocated shelf offering and this offering is being done pursuant to Rule 430A and may be offered at a discount to market (to be determined immediately prior to closing) for the sale of common stock and warrants as listed in the fee table on the Registration Statement.

Prospectus

6.	Please revise your filing to include all information except that which can be excluded by Securities Act Rule 430A. We note for example that you have not included the total number of Units and common stock being offered, the specific discount to market at which the units will be offered, or the date on which you will use the market price to establish the fixed offering price. Also note that your disclosure throughout your preliminary prospectus, such as on page 68, must include information based on a bona fide estimate of the public offering price; see section II.A.7 of Release 33-6714 (May 27, 1987).

RESPONSE:	We have revised the prospectus to include all information required other than the information that can be excluded by Securities Act Rule 430A. We have included the total number of Units being offered. Pursuant to Rule 430A, we are permitted to exclude the public offering price. In order to calculate the number of Units to be offered and the amount to be raised we have estimated the price to be $0.17 (although this can be calculated, we have not included this figure in the Registration Statement). Once the S-1 is declared effective by the SEC, we will have 15 business days to file a final prospectus pursuant to Rule 424 and include all the missing items pursuant to Rule 430A. That final prospectus will be delivered to investors and used to close the offering for the sale of the Units under this Registration Statement.

7.	Please update the disclosure in your prospectus as appropriate to reflect the information in your filings and press releases after the date you filed this registration statement. Ensure that your disclosure in the prospectus regarding that information is balanced; for example, when disclosing study results, include any material limitations on the results, material negative results, and any required follow-up to the study.

RESPONSE:	We have updated the Prospectus to reflect the study that was released in December 2013 and the executive compensation that was approved for our executive officers. We have also included updated information from our clinical studies. We believe that the information we included is balanced.

Use of Proceeds, pages 6 and 17

8.	Please disclose the approximate amount of proceeds that you currently intend to use for each identified purpose. Show your intended use of proceeds over a reasonable range of potential amounts that you could receive from the best efforts offering. Disclose any material impact on your liquidity and operations given a reasonable range of potential amounts of proceeds. See instructions 1 and 3 to Regulation S-K Item 504.

RESPONSE:	We have disclosed that we expect gross proceeds of $8,500,000 and net proceeds of $7,900,000. We have also specifically listed that we plan to use those proceeds as follows: (i) 2,000,000 to further develop our products; (ii) 500,000 for sales and marketing efforts; (iii) $2,800,000 for clinical studies; and (iv) $2,600,000 for general working capital purposes.

9.	Please discuss separately in this section the amount and use of the proceeds from the exercise of the warrants that you are offering in this transaction. Include a reasonable range of potential amounts that you could receive form the exercise of the warrants.

RESPONSE:	We have discussed in the use of proceeds sections that we do not expect to receive any additional funding from the exercise of the warrants because we expect the warrants to have a “cashless” exercise provision.

Risk Factors, page 7

10.	Please include appropriate risk factor disclosure regarding the ineffectiveness of your disclosure controls and procedures and your internal control over financial reporting disclosed in your most recent Form 10-K and other Exchange Act filings.

RESPONSE:	On page 17, we have included a risk factor that addresses our ineffectiveness of disclosure controls and procedures and our lack of internal control over financial reporting.

Executive Compensation, page 55

11.	Please update your disclosure for your most recently completed fiscal year.

RESPONSE:	On page 55 and continuing throughout the document, we have updated our disclosure for the executive compensation through the most recently completed fiscal year (December 31, 2013).

Undertakings, page 88

12.	Please include all undertakings required by Regulation S-K Item 512(a) and (i).

RESPONSE:	On page 88, we have updated the undertakings to comply with Regulation S-K Item 512(a) and (i).

Exhibits

13.	Please file an opinion of counsel as to the legality of each security being offered.

RESPONSE:	We will include the opinion of our counsel as to the legality of each security being offered in the next amendment to the Form S-1.

14.	Please file the purchase agreement, the warrants to be issued in connection with your offering, and the engagement letter agreement with Brean Capital.

RESPONSE:	A copy of the Form of Purchase Agreement, Warrant and the Engagement Agreement with Brean Capital, LLC have been filed as exhibits to the Registration Statement.

15.	Please file the document you identify as exhibit 3.1(b).

RESPONSE:	We have revised the Exhibit table and included our Articles of Incorporation and all amendments thereto as exhibits.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CytoSorbents Corporation

By:	/s/ Phillip Chan
Name: Phillip Chan
Title: President